UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          MARRIOTT INTERNATIONAL, INC.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    571903103
                                 (CUSIP Number)

                               Ralph W. Hardy, Jr.
                                 Dow Lohnes PLLC
                         1200 New Hampshire Avenue, N.W.
                      Washington, D.C. 20036 (202) 776-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 2009
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                                  JWM Family Enterprises,  Inc.
                                                                     52-1823618

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |_|
                                                                    (b)  |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                      OO

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)     |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

         NUMBER OF           7    SOLE VOTING POWER                 0
          SHARES             --------------------------------------------------
       BENEFICIALLY          --------------------------------------------------
         OWNED BY
           EACH              8    SHARED VOTING POWER               22,527,960*
         REPORTING           --------------------------------------------------
          PERSON             --------------------------------------------------
           WITH
                             9    SOLE DISPOSITIVE POWER            0
                             --------------------------------------------------
                             --------------------------------------------------

                             10   SHARED DISPOSITIVE POWER          22,527,960*

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    22,527,960*

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         Not Applicable

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                         6.4%**

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                             CO

-------------------- ----------------------------------------------------------

* Consists of 11,700,000 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P. and 10,827,960 shares owned by JWM Family Enterprises, L.P. JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

** The denominator is based on 349,860,166 shares of Class A Common Stock outstanding as of January 30, 2009, as stated on the facing page of the annual report on Form 10-K for the fiscal year ended January 2, 2009 (the "Form 10-K").

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                                  JWM Family Enterprises,  Inc.
                                                                     52-1821926

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |_|
                                                                    (b)  |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                      OO

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)     |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

         NUMBER OF           7    SOLE VOTING POWER                 0
          SHARES             --------------------------------------------------
       BENEFICIALLY          --------------------------------------------------
         OWNED BY
           EACH              8    SHARED VOTING POWER               22,527,960*
         REPORTING           --------------------------------------------------
          PERSON             --------------------------------------------------
           WITH
                             9    SOLE DISPOSITIVE POWER            0
                             --------------------------------------------------
                             --------------------------------------------------

                             10   SHARED DISPOSITIVE POWER          22,527,960*

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    22,527,960*

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         Not Applicable

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                         6.4%**

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                             PN

-------------------- ----------------------------------------------------------

* Consists of 11,700,000 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P. and 10,827,960 shares owned by JWM Family Enterprises, L.P. JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

** The denominator is based on 349,860,166 shares of Class A Common Stock outstanding as of January 30, 2009, as stated on the facing page of the Form 10-K.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                                             J.W. Marriott, Jr.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |_|
                                                                    (b)  |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                    OO

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)     |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION               United States of America

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

         NUMBER OF           7    SOLE VOTING POWER                11,360,259*
          SHARES             --------------------------------------------------
       BENEFICIALLY          --------------------------------------------------
         OWNED BY
           EACH              8    SHARED VOTING POWER              47,716,416**
         REPORTING           --------------------------------------------------
          PERSON             --------------------------------------------------
           WITH
                             9    SOLE DISPOSITIVE POWER           11,360,259*
                             --------------------------------------------------
                             --------------------------------------------------

                             10   SHARED DISPOSITIVE POWER         47,716,416**

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    63,589,484***

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         Not Applicable

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                         19.0%****

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                             IN

-------------------- ----------------------------------------------------------


* Consists of the following: (a) 5,601,475 shares held directly by J.W. Marriott, Jr.; and (b) 5,758,784 shares subject to options and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

** Consists of the following: (a) 5,736,864 shares held by 16 trusts for the benefit of the children of J.W. Marriott, Jr. and the children of Richard E. Marriott, for which J.W. Marriott serves as co-trustee; (b) 10,716,640 shares owned by The J. Willard and Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a co-trustee; (c) 5,562,048 shares held by a charitable annuity trust created by the will of J. Willard Marriott, Sr., in which the descendents of J.W. Marriott, Jr. have a remainder interest and for which he serves as a co-trustee; (d) 75,756 shares held by a trust established for the benefit of J.W. Marriott, Jr., for which Richard E. Marriott serves as trustee; (e) 10,827,960 shares owned by JWM Family Enterprises, L.P. whose general partner is a corporation of which J.W. Marriott, Jr. is a director; (f) 11,700,000 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.;
(g) 320,000 shares owned by JWM Associates Limited Partnership, in which
J.W. Marriott, Jr. is a general partner; (h) 2,343,568 shares owned by four trusts for the benefit of J.W. Marriott, Jr.'s children, for which J.W. Marriott, Jr.'s wife and an unrelated person serve as co-trustees (Mr. Marriott disclaims beneficial ownership of such shares); (i) 49,044 shares owned by three trusts for the benefit of John W. Marriott III's children, for which the spouses of John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees (Mr. Marriott disclaims beneficial ownership of such shares); (j) 56,654 shares owned by the J. Willard Marriott Jr. Foundation, for which J.W. Marriott, Jr., his wife and an unrelated person serve as trustees; (k) 279,470 shares held by J.W. Marriott's wife (Mr. Marriott disclaims beneficial ownership of such shares); and (l) 48,412 shares owned by three trusts for the benefit of J.W. Marriott, Jr.'s grandchildren, for which the spouses of Stephen Garff Marriott and J.W. Marriott, Jr. serve as co-trustees
(Mr. Marriott disclaims beneficial ownership of such shares). Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Garff Marriott and David Sheets Marriott (collectively, the "Individual Reporting Persons") may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons. The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 63,589,484, including 6,040,411 shares of Class A Common Stock subject to options, stock appreciation rights and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

**** The denominator is based on (a) 349,860,166 shares of Class A Common Stock outstanding as of January 30, 2009, as stated on the facing page of the Form 10-K, and (b) 6,040,411 shares subject to options, stock appreciation rights and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                                  John W. Marriott III

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |_|
                                                                    (b)  |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                      OO

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)     |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION               United States of America

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

         NUMBER OF           7    SOLE VOTING POWER                 859,108*
          SHARES             --------------------------------------------------
       BENEFICIALLY          --------------------------------------------------
         OWNED BY
           EACH              8    SHARED VOTING POWER              24,229,599**
         REPORTING           --------------------------------------------------
          PERSON             --------------------------------------------------
           WITH
                             9    SOLE DISPOSITIVE POWER            859,108*
                             --------------------------------------------------
                             --------------------------------------------------

                             10   SHARED DISPOSITIVE POWER         24,229,599**

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    63,589,484***

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         Not Applicable

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                         19.0%****

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                             IN

-------------------- ----------------------------------------------------------


* Consists of the following: (a) 768,638 shares held directly by John W. Marriott III; and (c) 90,470 shares subject to options and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

** Consists of the following: (a) 10,827,960 shares owned by JWM Family Enterprises, L.P. whose general partner is a corporation of which John W. Marriott III is a director; (b) 11,700,000 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (c) 320,000 shares owned by JWM Associates Limited Partnership, in which John W. Marriott III is a limited partner; (d) 439,720 shares held by a trust for the benefit of John W. Marriott III, for which J.W. Marriott, Jr.'s wife and an unrelated person serve as co-trustees; (e) 701,960 shares held by two trusts for the benefit of John W. Marriott III, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (f) 49,044 shares owned by three trusts for the benefit of John W. Marriott III's children, for which the spouses of John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees; (g) 31,210 shares owned by John W. Marriott III's wife (Mr. Marriott disclaims beneficial ownership of such shares); and (h) 159,705 shares held by three trusts for the benefit of John W. Marriott III's children, for which John W. Marriott III, his wife and Deborah Marriott Harrison serve as trustees. Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The Individual Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons. The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 63,589,484, including 6,040,411 shares of Class A Common Stock subject to options, stock appreciation rights and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

**** The denominator is based on (a) 349,860,166 shares of Class A Common Stock outstanding as of January 30, 2009, as stated on the facing page of the Form 10-K, and (b) 6,040,411 shares subject to options, stock appreciation rights and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                                  Deborah Marriott Harrison

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |_|
                                                                    (b)  |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                      OO

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)     |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION               United States of America

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

         NUMBER OF           7    SOLE VOTING POWER                 421,942*
          SHARES             --------------------------------------------------
       BENEFICIALLY          --------------------------------------------------
         OWNED BY
           EACH              8    SHARED VOTING POWER              24,577,563**
         REPORTING           --------------------------------------------------
          PERSON             --------------------------------------------------
           WITH
                             9    SOLE DISPOSITIVE POWER            421,942*
                             --------------------------------------------------
                             --------------------------------------------------

                             10   SHARED DISPOSITIVE POWER         24,577,563**

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    63,589,484***

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         Not Applicable

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                         19.0%****

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                             IN

-------------------- ----------------------------------------------------------


* Consists of 421,942 shares held directly by Deborah Marriott Harrison.

** Consists of the following: (a) 10,827,960 shares owned by JWM Family Enterprises, L.P. whose general partner is a corporation in which Deborah Marriott Harrison is a director; (b) 11,700,000 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (c) 688,340 shares held by a trust for the benefit of Deborah Marriott Harrison, for which J.W. Marriott, Jr.'s wife and an unrelated person serve as co-trustees;
(d) 798,940 shares held by two trusts for the benefit of Deborah Marriott Harrison, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (e) 113,355 shares held directly by Deborah Marriott Harrison's husband, Ronald Taylor Harrison (Mrs. Harrison disclaims beneficial ownership of such shares); (f) 37,995 shares held in four trusts for the benefit of Deborah Marriott Harrison's children, for which Deborah Marriott Harrison, her husband and Leanne Harrison Giles serve as trustees; (g) 76,089 shares subject to options, stock appreciation rights and restricted stock units held by Deborah Marriott Harrison's husband, Ronald Taylor Harrison, currently exercisable or exercisable within 60 days after March 31, 2009 (Mrs. Harrison disclaims beneficial ownership of such shares); (h) 333,684 shares held in five trusts for the benefit of Deborah Marriott Harrison's children, for which Deborah Marriott Harrison, her husband and another individual serve as co-trustees; and (g) 1,200 shares owned by a trust for the benefit of Deborah M. Harrison's grandchild, for which Deborah M. Harrison, her spouse and another individual serve as co-trustees. In addition, while not reflected in the table, Mrs. Harrison is also a trustee for three trusts, holding 145,305 shares, for the benefit of John
W. Marriott III's children, for which John W. Marriott III, his wife and Deborah Marriott Harrison serve as trustees. Mrs. Harrison disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

*** The Individual Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons. The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 63,589,484, including 6,040,411 shares of Class A Common Stock subject to options, stock appreciation rights and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

**** The denominator is based on (a) 349,860,166 shares of Class A Common Stock outstanding as of January 30, 2009, as stated on the facing page of the Form 10-K, and (b) 6,040,411 shares subject to options, stock appreciation rights and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                                       Stephen Garff Marriott

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |_|
                                                                    (b)  |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                      OO

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)     |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION               United States of America

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

         NUMBER OF           7    SOLE VOTING POWER                 1,206,508*
          SHARES             --------------------------------------------------
       BENEFICIALLY          --------------------------------------------------
         OWNED BY
           EACH              8    SHARED VOTING POWER              34,808,947**
         REPORTING           --------------------------------------------------
          PERSON             --------------------------------------------------
           WITH
                             9    SOLE DISPOSITIVE POWER             1,206,508*
                             --------------------------------------------------
                             --------------------------------------------------

                             10   SHARED DISPOSITIVE POWER         34,808,947**

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    63,589,484***

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         Not Applicable

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                         19.0%****

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                             IN

-------------------- ----------------------------------------------------------


* Consists of the following: (a) 1,100,400 shares held directly by Stephen Garff Marriott; and (b) 106,108 shares subject to options, stock appreciation rights and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

** Consists of the following: (a) 10,827,960 shares owned by JWM Family Enterprises, L.P. whose general partner is a corporation in which Stephen Garff Marriott is a director; (b) 11,700,000 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (c) 552,220 shares held by a trust for the benefit of Stephen Garff Marriott, for which J.W. Marriott, Jr.'s wife and an unrelated person serve as co-trustees; (d) 787,220 shares held by two trusts for the benefit of Stephen Garff Marriott, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (e ) 43,230 shares held by Stephen Garff Marriott's wife (Mr. Marriott disclaims beneficial ownership of such shares); (f) 48,412 shares owned by three trusts for the benefit of Stephen Garff Marriott's children, for which the spouses of Stephen Garff Marriott and J.W. Marriott, Jr. serve as co-trustees (Mr. Marriott disclaims beneficial ownership of such shares); (g) 213,265 shares owned by three trusts for the benefit of Stephen Garff Marriott's children, for which Stephen Garff Marriott and the spouses of Stephen Garff Marriott and J.W. Marriott, Jr. serve as trustees; and (h) 10,716,640 shares owned by The J. Willard and Alice S. Marriott Foundation, a charitable foundation, for which Stephen G. Marriott serves as co-trustee with J.W. Marriott, Jr. and Richard E. Marriott. Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The Individual Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons. The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 63,589,484, including 6,040,411 shares of Class A Common Stock subject to options, stock appreciation rights and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

**** The denominator is based on (a) 349,860,166 shares of Class A Common Stock outstanding as of January 30, 2009, as stated on the facing page of the Form 10-K, and (b) 6,040,411 shares subject to options, stock appreciation rights and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                                  David Sheets Marriott

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |_|
                                                                    (b)  |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS                                      OO

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)     |_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION               United States of America

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

         NUMBER OF           7    SOLE VOTING POWER                    960,090*
          SHARES             --------------------------------------------------
       BENEFICIALLY          --------------------------------------------------
         OWNED BY
           EACH              8    SHARED VOTING POWER               24,033,636**
         REPORTING           --------------------------------------------------
          PERSON             --------------------------------------------------
           WITH
                             9    SOLE DISPOSITIVE POWER               960,090*
                             --------------------------------------------------
                             --------------------------------------------------

                             10   SHARED DISPOSITIVE POWER         24,033,636**

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    63,589,484***

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         Not Applicable

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                         19.0%****

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                             IN

-------------------- ----------------------------------------------------------


* Consists of the following: (a) 951,130 shares held directly by David Sheets Marriott; and (b) 8,960 shares subject to options and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

** Consists of the following: (a) 10,827,960 shares owned by JWM Family Enterprises, L.P. whose general partner is a corporation in which David Sheets Marriott is a director; (b) 11,700,000 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (c) 663,288 shares held by a trust for the benefit of David Sheets Marriott, for which J.W. Marriott, Jr.'s wife and an unrelated person serve as co-trustees; (d) 786,960 shares held by two trusts for the benefit of David Sheets Marriott, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (e) 5,278 shares held by David Sheets Marriott's wife (Mr. Marriott disclaims beneficial ownership of such shares); and (f) 50,150 shares held as trustee of three trusts for the benefit of David Sheets Marriott's children, for which John W. Marriott III, David Sheets Marriott and David Sheets Marriott's wife serves as trustees. Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The Individual Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons. The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 63,589,484, including 6,040,411 shares of Class A Common Stock subject to options, stock appreciation rights and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

**** The denominator is based on (a) 349,860,166 shares of Class A Common Stock outstanding as of January 30, 2009, as stated on the facing page of the Form 10-K, and (b) 6,040,411 shares subject to options, stock appreciation rights and restricted stock units currently exercisable or exercisable within 60 days after March 31, 2009.

    This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed by J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Garff Marriott and David Sheets Marriott (collectively, the "Individual Reporting Persons"), and JWM Family Enterprises, Inc. ("Family Corp") and JWM Family Enterprises, L.P. ("Family L.P." and collectively with the Individual Reporting Persons and Family Corp, the "Reporting Persons") on May 26, 2006 (the "Schedule 13D") with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Marriott International, Inc., a Delaware corporation ("Marriott"), as specifically set forth herein.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         On May 17, 2006, the Individual Reporting Persons entered into an Amended and Restated Stockholders Agreement (the "Amended and Restated Stockholders Agreement") of Family Corp in connection with a contribution of 6,600,000 shares of Class A Common Stock to Thomas Point Ventures, L.P. ("TPV"). The Amended and Restated Stockholders Agreement sets forth certain agreements between the parties with respect to the stock of Family Corp and the management of Family Corp. Family Corp is the sole General Partner of Family L.P., and Family L.P. is the sole General Partner of TPV.

         Pursuant to the terms of the Amended and Restated Stockholders Agreement, none of the parties thereto may transfer their shares of Family Corp stock, except that such stock may be transferred to another Family Corp stockholder, the spouse or lineal descendant of a Family Corp stockholder or a trust for the benefit of a Family Corp stockholder or their spouses or lineal descendants. Upon the occurrence of an event that would cause any stock held by a Family Corp stockholder to be subject to an involuntary transfer (as defined in the Amended and Restated Stockholders Agreement), Family Corp has the right and option to purchase from such stockholder the shares that are subject to the involuntary transfer. The Amended and Restated Stockholders Agreement also requires the parties thereto to vote for certain designated persons as directors of Family Corp. Under the Amended and Restated Stockholders Agreement, J.W. Marriott, Jr. is authorized on behalf of Family Corp to exercise all voting rights with respect to certain shares of Class A Common Stock contributed to Family L.P. by The Alice S. Marriott Lifetime Trust (the "Alice Marriott Trust Shares"), and J.W. Marriott, Jr., John W. Marriott III and Deborah Marriott Harrison are authorized on behalf of Family Corp to exercise all voting rights with respect to certain shares of Class A Common Stock contributed by J.W. Marriott, Jr. to TPV.

         Without the prior written consent of the Original Voting Stockholder Nominees (as defined in the Amended and Restated Stockholders Agreement), Family Corp may not:

o   sell or issue any stock;

o engage in any business activity other than its activities as General Partner of Family L.P. and other activities incidental thereto;

o engage in or cause Family L.P. or TPV to engage in any transaction with any stockholder or any affiliate of any stockholder with respect to the provision or receipt of goods or services;

o   amend any provision of its certificate of incorporation;

o   amend, alter, or repeal any provision of its by-laws;

o make any distribution on or with respect to, or in redemption of, any stock, except pursuant to certain limited exceptions;

o   merge or consolidate with or into any other person;

o sell or otherwise dispose of all or substantially all of its assets or sell, assign, pledge, or otherwise encumber or transfer all or any part of its interest in Family L.P.;

o permit or cause Family L.P. to sell or otherwise dispose of any of the Alice Marriott Trust Shares;

o sell, exchange or otherwise dispose of hotel/lodging properties owned or controlled by Family L.P. or TPV that represent more than 10% of the gross value of the assets owned or controlled by Family L.P. and TPV;

o permit Family L.P. or TPV to purchase, invest in, or otherwise acquire a hotel/lodging property for more than $30,000,000;

o consent to the assignment, transfer, or other disposition of any limited partnership interest or portion thereof in Family L.P. or TPV;

o consent to the admission of the assignee of a limited partnership interest in Family L.P. or TPV as a substituted limited partner in said partnerships;

o   admit additional limited partners to Family L.P. or TPV;

o   elect to dissolve Family L.P. or TPV; or

o amend any provision of the Amended and Restated Agreement of Limited Partnership of Family L.P. or the Limited Partnership Agreement of TPV.

In addition, the Amended and Restated Stockholders Agreement restricts Family Corp from taking the following actions without the prior written consent of J.W. Marriott, Jr.:

o pledge more than 15% of the stock of Marriott owned by TPV, whether in one transaction or a series of transactions; or

o sell, transfer or exchange more than 15% of the stock of Marriott owned by TPV.

    The foregoing summary is qualified in its entirety by reference to the Amended and Restated Stockholders Agreement filed as Exhibit 7.02 to the Initial
Schedule 13D and is hereby incorporated herein by this reference.

    J.W. Marriott, Jr., Stephen G. Marriott and Richard E. Marriott (the brother of J.W. Marriott, Jr.) serve as co-trustees of the J. Willard and Alice
S. Marriott Foundation (the "Foundation") and may be deemed to have beneficial ownership over the shares held by the Foundation. Each has no pecuniary interest in the shares held by the Foundation. In order to ensure compliance with certain federal tax requirements limiting the number of shares of voting stock that can be owned by a private foundation, the Foundation entered into a Rule 10b5-1 Stock Trading Plan (the "Stock Trading Plan") as of March 16, 2009 with Credit Suisse Securities (USA) LLC, a registered broker-dealer, for the purpose of establishing a trading plan to effect sales of shares of the Class A Common Stock in compliance with all applicable laws including, without limitation,
Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 10b5-1.

         Under the Stock Trading Plan, the Foundation will sell up to an aggregate of 9,300,000 shares of Class A Common Stock potentially beginning on May 1, 2009 through October 31, 2015. The Stock Trading Plan provides for a minimum price each selling period, generally calendar quarters, that gradually increases each subsequent selling period. Any shares not sold during a selling period are rolled forward and available for sale in the subsequent period at the new price threshold. All sales under the Stock Trading Plan will be made in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended, including the manner of sale and volume limitations of Rule 144. A copy of the Stock Trading Plan is attached as Exhibit 7.03 hereto and incorporated herein by reference.

         Other than the above-described transactions, none of the Individual Reporting Persons, and to the best knowledge of the persons filing this Amendment, any of the executive officers or directors of Family Corp and Family L.P. have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j). However, the Individual Reporting Persons who are employed by Marriott, in their capacity as employees of Marriott, from time to time, may become aware of, initiate and/or be involved in discussions which relate to the transactions described in Items 4(a) through (j) and thus retain their right to modify their plans with respect to the transactions described in such Items to acquire or dispose of securities of Marriott and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) See Items 11 and 13 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock owned by each of the Reporting Persons.

         (b) See Items 7, 8, 9 and 10 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

         The percentage of the Class A Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon (i) 349,860,166 shares of Class A Common Stock outstanding as of January 31, 2009, as stated on the facing page of the Form 10-K, and (ii) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock held by such Reporting Person(s) that are currently exercisable or exercisable within 60 days after March 31, 2009, if any.

         Except as otherwise provided in this Item 5, each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Class A Common Stock deemed to be beneficially owned by such Reporting Person.

         (c) The following Reporting Persons have effected transactions in the Class A Common Stock during the past 60 days:



Reporting Person                       Date     Transaction Type                             Shares(#)      Price per
                                                                                                             Share($)

J.W. Marriott, Jr.                   3/26/09    Sale of shares                                  98,146         17.73(1)
J.W. Marriott, Jr.                   3/26/09    Exercise of stock option                        98,146          6.56
J.W. Marriott, Jr.                   3/10/09    Sale of shares                                 198,146         14.34(1)
J.W. Marriott, Jr.                   3/10/09    Exercise of stock option                       198,146          6.67
J.W. Marriott, Jr.                   2/17/09    Tax withholding of shares upon vesting          33,720         14.65
                                                of restricted stock unit
Stephen G. Marriott                  2/17/09    Tax withholding of shares upon vesting             823         14.65
                                                of restricted stock unit
John W. Marriott III                2/17/09    Tax withholding of shares upon vesting           3,239         14.65
                                                of restricted stock unit
Deborah Marriott Harrison            2/17/09    Tax withholding of shares upon vesting             283         14.65
                                                of restricted stock unit
Deborah Marriott Harrison's spouse   2/17/09    Tax withholding of shares upon vesting           1,368         14.65
                                                of restricted stock unit
David S. Marriott                    2/17/09    Tax withholding of shares upon vesting           3,048         14.65
                                                of restricted stock unit
---------------------

(1) Represents the weighted-average sale price.



         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         The descriptions of the material terms of the Amended and Restated Stockholders Agreement and the Stock Trading Plan set forth in Item 4 are incorporated herein by this reference. The Reporting Persons have also entered into a Joint Filing Agreement, dated as of May 24, 2006, filed as Exhibit 7.01 to the Initial Schedule 13D.

         Except for the Amended and Restated Stockholders Agreement, the Stock Trading Plan and the Joint Filing Agreement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any person with respect to the Class A Common Stock beneficially owned by the Reporting Persons.

Item 7.  Material to be Filed as Exhibits

         Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 7.01   Joint Filing Agreement, dated as of May 24, 2006, among
               J.W. Marriott, Jr., Deborah Marriott Harrison, Stephen Garff Marriott, John W. Marriott III, David Sheets Marriott,
               JWM Family Enterprises, Inc. and JWM Family Enterprises, L.P. (incorporated by reference to Exhibit 7.01 to the Reporting Persons' Schedule 13D, as filed on May 24, 2006).

Exhibit 7.02   Amended And Restated Stockholders Agreement, dated as of
               May 17, 2006, among J.W. Marriott, Jr., Deborah Marriott Harrison, Stephen Garff Marriott, John W. Marriott III, David Sheets Marriott, the Deborah Marriott 1974 Trust, the Stephen Garff Marriott 1974 Trust, the John Willard Marriott III 1974 Trust, the David Sheets Marriott 1974 Trust and JWM Family Enterprises, Inc. (incorporated by reference to Exhibit 7.01 to the Reporting Persons' Schedule 13D, as filed on May 24, 2006).

Exhibit 7.03 Rule 10b5-1 Stock Trading Plan, dated as of March 16, 2009, between the J. Willard and Alice S. Marriott Foundation and Credit Suisse Securities (USA) LLC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 21, 2009               By: /s/ J.W. Marriott, Jr.
                                        ------------------------------------
                                        J.W. Marriott, Jr.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 21, 2009               By: /s/ Deborah Marriott Harrison
                                        -----------------------------------
                                        Deborah Marriott Harrison

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 21, 2009               By: /s/ Stephen Garff Marriott
                                        -----------------------------------
                                        Stephen Garff Marriott

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 21, 2009               By: /s/ John W. Marriott III
                                        -----------------------------------
                                        John W. Marriott III

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 21, 2009               By: /s/ David Sheets Marriott
                                        -----------------------------------
                                        David Sheets Marriott

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    JWM Family Enterprises, Inc.


Date:  April 21, 2009               By: /s/ John W. Marriott III
                                        -----------------------------------
                                        John W. Marriott III
                                        Chief Executive Officer

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    JWM Family Enterprises, L.P.

                                    By: JWM Family Enterprises, Inc.,
                                          its General Partner


Date  April 21, 2009                By: /s/ John W. Marriott III
                                        -----------------------------------
                                        John W. Marriott III
                                        Chief Executive Officer

                                                     Appendix A
                                             Individual Reporting Persons



------------------------------ ------------------------------ -------------------------- -------------------------------------
            Name                     Business Address           Principal Occupation                  Employed
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
J.W. Marriott, Jr.*            Marriott International, Inc.     Chief Executive Officer        Marriott International, Inc.
                               10400 Fernwood Road              Marriott International, Inc.   10400 Fernwood Road
                               Bethesda, Maryland 20817                                        Bethesda, Maryland 20817

------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
Deborah Marriott Harrison      Marriott International, Inc.   Senior Vice President,           Marriott International, Inc.
                               10400 Fernwood Road            Government Affairs,              10400 Fernwood Road
                               Bethesda, Maryland 20817       Marriott International, Inc.     Bethesda, Maryland 20817

------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
Stephen Garff Marriott         Marriott International, Inc.   Executive Vice                   Marriott International, Inc.
                               10400 Fernwood Road            President, Company               10400 Fernwood Road
                               Bethesda, Maryland 20817       Culture, Marriott                Bethesda, Maryland 20817
                                                              International, Inc.
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
John W. Marriott III*          JWM Family Enterprises         Chief Executive Officer,         JWM Family Enterprises
                               6106 MacArthur Boulevard,      JWM Family Enterprises           6106 MacArthur Boulevard,
                               Suite 110                                                       Suite 110
                               Bethesda, Maryland 20816                                        Bethesda, Maryland 20816
------------------------------ ------------------------------ -------------------------- -------------------------------------
------------------------------ ------------------------------ -------------------------- -------------------------------------
David Sheets Marriott          Marriott International, Inc.   Regional Vice President,         Marriott International, Inc.
                               10400 Fernwood Road            Market Management,               10400 Fernwood Road
                               Bethesda, Maryland 20817       Marriott International, Inc.     Bethesda, Maryland 20817

------------------------------ ------------------------------ -------------------------- -------------------------------------

*  Director of Marriott International, Inc.


                                                  JWM Family Enterprises, Inc.

------------------------------ --------------------------------- ------------------------- -----------------------------------
            Name                       Business Address            Principal Occupation                Employed
            ----                       ----------------            --------------------                ---------
------------------------------ --------------------------------- ------------------------- -----------------------------------
------------------------------ --------------------------------- ------------------------- -----------------------------------
J.W. Marriott, Jr.**               Marriott International, Inc.    Chief Executive Officer        Marriott International, Inc.
                                   10400 Fernwood Road             Marriott International, Inc.   10400 Fernwood Road
                                   Bethesda, Maryland 20817                                       Bethesda, Maryland 20817

------------------------------ --------------------------------- ------------------------- -----------------------------------
------------------------------ --------------------------------- ------------------------- -----------------------------------
Deborah Marriott Harrison**        Marriott International, Inc.    Senior Vice President,         Marriott International, Inc.
                                   10400 Fernwood Road             Government Affairs,            10400 Fernwood Road
                                   Bethesda, Maryland 20817        Marriott International, Inc.   Bethesda, Maryland 20817

------------------------------ --------------------------------- ------------------------- -----------------------------------
------------------------------ --------------------------------- ------------------------- -----------------------------------
Stephen Garff Marriott**           Marriott International, Inc.    Executive Vice                 Marriott International, Inc.
                                   10400 Fernwood Road             President, Company             10400 Fernwood Road
                                   Bethesda, Maryland 20817        Culture, Marriott              Bethesda, Maryland 20817
                                                                   International, Inc.
------------------------------ --------------------------------- ------------------------- -----------------------------------
------------------------------ --------------------------------- ------------------------- -----------------------------------
John W. Marriott III**             JWM Family Enterprises          Chief Executive Officer        JWM Family Enterprises
                                   6106 MacArthur Boulevard,       JWM Family                     6106 MacArthur Boulevard
                                   Suite 110                       Enterprises                    Suite 110
                                   Bethesda, Maryland 20816                                       Bethesda, Maryland 20816
------------------------------ --------------------------------- ------------------------- -----------------------------------
------------------------------ --------------------------------- ------------------------- -----------------------------------
David Sheets Marriott**            Marriott International, Inc.    Regional Vice                  Marriott International, Inc.
                                   10400 Fernwood Road             President, Market              10400 Fernwood Road
                                   Bethesda, Maryland 20817        Management, Marriott           Bethesda, Maryland 20817
                                                                   International, Inc.
------------------------------ --------------------------------- ------------------------- -----------------------------------
------------------------------ --------------------------------- ------------------------- -----------------------------------
Richard L. Braunstein**            Dow Lohnes PLLC                 Member, Dow Lohnes PLLC        Dow Lohnes PLLC
                                   1200 New Hampshire Ave. NW                                     1200 New Hampshire Ave. N.W.
                                   Washington, D.C. 20036                                         Washington, D.C. 20036
------------------------------ --------------------------------- ------------------------- -----------------------------------
------------------------------ --------------------------------- ------------------------- -----------------------------------
Jeffrey Kurzweil**                 Venable LLP                     Partner, Venable LLP           Venable LLP
                                   575 7th Street, NW                                             575 7th Street, NW
                                   Washington, D.C. 20004                                         Washington, D.C. 20004
------------------------------ --------------------------------- ------------------------- -----------------------------------

**  Director of JWM Family Enterprises, Inc.


                                                                    Exhibit 7.03


                               STOCK TRADING PLAN


         This Stock Trading Plan (the "Plan") is being adopted by The J. Willard and Alice S. Marriott Foundation (the "Client"), for which J.W. Marriott, Jr., Richard E. Marriott and Stephen G. Marriott serve as co-trustees, as of March 16, 2009, to facilitate the sale of 9,300,000 shares of the common stock (the "Shares") of Marriott International, Inc. (the "Issuer") pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended ("Exchange Act").

         To dispel any inference that the Client is trading in the Shares on the basis of, while using, when in possession of, or when aware of material nonpublic information; or that the trades in the Shares evidence Client's knowledge of material nonpublic information, or information at variance with Issuer's statements to investors; Client has determined to instruct Credit Suisse Securities (USA) LLC (including any successors or assigns, "CSSU"), to sell a pre-determined amount of Shares pursuant to the instructions set forth in Exhibit A.


Representations, Warranties and Covenants Regarding Compliance with Rule 10b5-1

         1. As of the date of this Plan, the Client is not aware of any material nonpublic information regarding Issuer and is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent CSSU from acting upon the instructions set forth in this Plan;

         2. The Client is entering into this Plan in good faith and not as part of any scheme to evade the prohibitions of Rule 10b5-1 adopted under the Exchange Act;

         3. The Client has not entered into, and will not enter into, any corresponding or hedging transaction or position with respect to the Shares;

         4. The Client acknowledges that CSSU may make a market in the Shares and will continue to engage in market-making activities while executing transactions on behalf of the Client pursuant to the Plan; and

         5. The Client may not discuss with CSSU the timing of the sale of Shares on its behalf under the Plan (other than to confirm these instructions and describe them if necessary).

         6. The Client agrees to inform CSSU as soon as possible of any of the following:

                  i) any subsequent restrictions imposed on Client due to changes in the securities (or other) laws or of any contractual restrictions imposed on the Issuer that would prevent CSSU or the Client from complying with the Plan; and

                  ii) the occurrence of any event as set forth in the Plan that would cause the Plan to be suspended or terminated under Section 11 or
         Section 16 of the Plan, respectively.

Representations, Warranties and Covenants Regarding Compliance with Rule 144

         7. Client understands and agrees all sales of Shares under the Plan will be made in accordance with the applicable provisions of Rule 144 under the Securities Act of 1933, as amended ("Securities Act"), as such Rule is in effect on the date hereof and as may be amended from time to time ("Rule 144").

                  i) Client requests and authorizes CSSU to complete and file on its behalf any Forms 144 (pre-signed by it) necessary to effect sales under the Plan.

                  ii) If appropriate, Client understands and agrees that, upon its prompt execution and delivery to CSSU of Form 144, CSSU will either: (a) make one Form 144 filing at the beginning of each three-month period commencing with the date of the first sale made in connection with the Plan, (b) file a Form 144 for each sale made in connection with the Plan, or (c) file at its discretion in compliance with the Rule 144.

                  iii) Each Form 144 shall state the following: "This proposed sale is made pursuant to a plan intended to comply with Rule 10b5-1(c), previously entered into on March 16, 2009, at which time The J. Willard and Alice S. Marriott Foundation, for which J. W. Marriott, Jr., Richard E. Marriott and Stephen G. Marriott serve as co-trustees, was not aware of material nonpublic information."

                  iv) CSSU will conduct sales pursuant to Rule 144 or Rule 145 if appropriate, including applying Rule 144 volume limitations as if the sales under the Plan were the only sales subject to the volume limitations, as adjusted for gifts contemplated by Section 7(v) hereof.

                  v) Client agrees not to take any action or to act in concert with any other person or entity to take any action that would require them to aggregate sales of Shares subject to the Plan with any other sales of shares as may be required by Rule 144, other than gifts of shares of Issuer common stock held by or through CSSU, provided that Client shall notify CSSU, in accordance with Section 21 hereof, of the number or aggregate dollar value of shares of Issuer common stock proposed to be gifted and the proposed date of the gift at least five business days in advance of such gift and, if CSSU advises Client within two business days of the date of Client's notice that the number of Shares sold under the Plan in the three-month period prior to the proposed date of the gift when combined with the number of Issuer shares proposed to be gifted would exceed the volume limitations of rule 144(e), then Client shall limit the gift so as not to exceed the volume limits of Rule 144(e); and Client agrees not to take any action that would cause the sales of Shares under the Plan not to comply with Rule 144.

         8. CSSU represents and warrants to Client:

                  i) The aggregate Shares sold in any three-month period shall not exceed the maximum allowable amount under the volume limitations contained in Rule 144(e);

                  ii) The Shares will be sold in accordance with the manner of sale provisions of Rule 144(f); and

                  iii) Assuming Client complies with Section 7(i) hereof, CSSU shall file Forms 144 on behalf of Client in accordance with Rule 144(h).


Stock Splits / Reincorporations/ Reorganizations

         9. In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be sold will be adjusted proportionately.

         10. In the event of a reincorporation or other corporate reorganization resulting in an internal Issuer share-for-share exchange of new shares for the Shares subject to the Plan, then the new shares will automatically replace the shares originally specified in the Plan.

Suspension

         11. Sales of Shares pursuant to the Plan shall be suspended where:

                  i) trading of the Shares on the principal exchange or market on which the Shares trade is suspended for any reason;

                  ii) CSSU, in its sole discretion, determines that there is a legal, regulatory or contractual reason why it cannot effect a sale of Shares; or

                  iii) CSSU is notified in writing by the Client or the Issuer that a sale of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to the Client (including without limitation, Regulation M).


         12. CSSU will resume sales in accordance with the Plan as promptly as practicable after (a) CSSU receives notice in writing from the Client or the Issuer, as the case may be, that it may resume sales in accordance with the instructions set forth in Exhibit A in the case of the occurrence of an event described in Sections 11(iii) or (b) CSSU determines, in its sole discretion, that it may resume sales in accordance with the instructions set forth in Exhibit A in the case of the occurrence of an event described in Sections 11(i) or 11(ii).

         13. Shares allocated under the Plan for sale during a period that has elapsed due to a suspension under Section 11 will be carried forward with the next amount of shares to be sold in accordance with the instructions set forth in Exhibit A, subject to the volume restrictions set forth in Section 8(i) hereof.

         14. In the event the instructions set forth in Exhibit A provides for an amount of Shares to be sold during a given period pursuant to a limit order, Shares that would otherwise be permitted to be sold during that period but are not sold due to a suspension under Section 11, shall, upon lapse of the suspension, nonetheless be carried forward to be sold with the next amount of Shares to be sold in accordance with the instructions set forth in Exhibit A, subject to the volume restrictions set forth in Section 8(i) hereof.

         15. CSSU is released from all liability in connection with any suspension of sales made in accordance with Section 11.


Termination

         16. The Plan shall terminate on the earliest to occur of the following:

                  i) the termination date specified in Exhibit A; or

                  ii) the completion of all sales in Exhibit A;

                  iii) CSSU's reasonable determination that: (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws; (b) Client has not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) Client has made misstatements in its representations or warranties in Sections 1-6 above that are false or materially inaccurate;

                  iv) receipt by CSSU of written notice from the Issuer or Client of: (a) the filing of a bankruptcy petition by the Issuer; (b) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part); or

                  v) receipt by CSSU of written notice of termination of the Plan from Client.

         Written notice pursuant to Section 16(v) above may only be given by Client during an open trading period under the Issuer's trading policy in effect at the time.


Execution, Average Pricing and Pro Rata Allocation of Sales

         17. Client agrees and acknowledges that:

                  i) If its order to sell Shares pursuant to the Plan, whether market or limit, is handled by a CSSU trading desk, my order shall be handled as "not held". A "not held" or "working order" permits a CSSU trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order.

                  ii) CSSU may execute Client's orders, subject to the manner of sale requirements of Rule 144(f): (a) in a single transaction or multiple transactions during the course of the trading day, or (b) it may aggregate my order with other orders for other sellers of the Issuer's securities that may or may not have been accepted pursuant to a Rule 10b5-1 sales plan, execute them as block or in multiple smaller transactions, and allocate an average price to each seller.


Indemnification

         18. Client agrees to indemnify and hold harmless CSSU and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (collectively "Claims"), including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such Claim, arising out of or attributable to CSSU's actions taken in compliance with the Plan, other than Claims and related expenses involving gross negligence or willful misconduct by CSSU or its directors, officers, employees or affiliates, or because of any breach by Client of the Plan or any violation by Client of applicable federal or state laws or regulations in connection with the Plan. This indemnification shall survive the termination of the Plan.

         19. CSSU agrees to indemnify and hold harmless Client and its trustees and affiliates from and against all Claims, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such Claim, arising out of or attributable to any breach by CSSU of the Plan or CSSU's gross negligence or willful misconduct in connection with the Plan.


Notices

         20. Client authorizes CSSU to transmit information via facsimile and/or email regarding the Plan to:


         --------------------------------------------- ------------------------------------------- -------------------------------
         Bancroft S. Gordon                            Anne Gunsteens                              Thomas D. Twedt
         --------------------------------------------- ------------------------------------------- -------------------------------
         --------------------------------------------- ------------------------------------------- -------------------------------
         Senior Counsel & Corporate Secretary          Executive Director
         --------------------------------------------- ------------------------------------------- -------------------------------
         --------------------------------------------- ------------------------------------------- -------------------------------
         Marriott International, Inc                   The J. Willard and Alice S. Marriott        Dow Lohnes PLLC
                                                       Foundation
         --------------------------------------------- ------------------------------------------- -------------------------------
         --------------------------------------------- ------------------------------------------- -------------------------------
         Fax:    301-644-7287                          Fax:  301-380-8957                          Fax:  202-776-4941
         --------------------------------------------- ------------------------------------------- -------------------------------
         --------------------------------------------- ------------------------------------------- -------------------------------
         Phone:  301-380-6601                          Phone:  301-380-3745                        Phone:  202-776-2941
         --------------------------------------------- ------------------------------------------- -------------------------------
         --------------------------------------------- ------------------------------------------- -------------------------------
         bancroft.gordon@marriott.com                  anne.gunsteens@marriott.com                 ttwedt@dowlohnes.com
         --------------------------------------------- ------------------------------------------- -------------------------------


                  i) Client understands that reasonable efforts will be made to transmit transaction information for open market transactions under the Plan (purchase or sale) by close of business on the day of the purchase or sale, but no later than the close of business on the first trading day following the purchase or sale.

                  ii) Client acknowledges that CSSU has no obligation to confirm receipt of any email or faxed information by the designated contacts above.

                  iii) If any of the above contact information changes, or Client wishes to terminate this authorization, Client will promptly notify CSSU in writing.


         21. CSSU authorizes Client to transmit notices or other information regarding the Plan via facsimile and/or email to:

         ---------------------------------------------------- --------------------- ---------------------------------------------
         Robert Black                                                               Raymond P. Dean
         ---------------------------------------------------- --------------------- ---------------------------------------------
         ---------------------------------------------------- --------------------- ---------------------------------------------
         Director                                                                   Relationship Associate
         ---------------------------------------------------- --------------------- ---------------------------------------------
         ---------------------------------------------------- --------------------- ---------------------------------------------
         Credit Suisse Securities (USA) LLC                                         Credit Suisse Securities (USA) LLC
         ---------------------------------------------------- --------------------- ---------------------------------------------
         ---------------------------------------------------- --------------------- ---------------------------------------------

         ---------------------------------------------------- --------------------- ---------------------------------------------
         ---------------------------------------------------- --------------------- ---------------------------------------------
         Fax:  410-659-8942                                                         Fax:  410-659-8946
         ---------------------------------------------------- --------------------- ---------------------------------------------
         ---------------------------------------------------- --------------------- ---------------------------------------------
         Phone:  410-659-8818                                                       Phone:  410-659-8813
         ---------------------------------------------------- --------------------- ---------------------------------------------
         ---------------------------------------------------- --------------------- ---------------------------------------------
         Robert.Black@credit-suisse.com                                             Raymond.P.Dean@credit-suisse.com
         ---------------------------------------------------- --------------------- ---------------------------------------------

         CSSU acknowledges that Client has no obligation to confirm receipt of any email or faxed information by the designated contacts above.

Governing Law

         22. This Plan shall be governed by and construed in accordance with the laws of the State of New York.


Assignment

         23. This Plan and each party's rights and obligations under this Plan may not be assigned or delegated without the written consent of both parties and the written acceptance of such assignment by a broker-dealer registered under the Exchange Act and acceptable to the Client (the "New Broker"), and the Plan will be for the benefit of each party's successors whether by merger, consolidation or otherwise. Notwithstanding the foregoing, if CSSU provides its written consent to permit the assignment of this Plan to a New Broker, the assignment document shall: (i) be signed by Client, CSSU and the New Broker;
(ii) terminate CSSU's role under this Plan and release CSSU from any further obligation under the Plan; (ii) provide that the New Broker shall continue the Plan with the same trading instructions set forth in Exhibit A; and (iii) contain a representation from Client that any modification made to the terms of the Plan (which modifications shall not in any way affect the trading instructions) do not impair the safe harbor under Section 10b5-1 of the Exchange Act.


Counterparts

         24. This Plan may be executed in any number of counterparts and by the signatories hereto in separate counterparts, each of which when so executed shall be deemed to be original and all of which taken together shall constitute one and the same agreement.

Client and Issuer authorize and direct Issuer's insider trading personnel to take all necessary steps to effect the instructions described in this Plan.


IN WITNESS WHEREOF, the parties hereto have signed the Plan as of the date first written above.

                                J. Willard and Alice S. Marriott Foundation:

                                By:

                                /s/ J.W. Marriott, Jr.
                                --------------------------------------------
                                J.W. Marriott, Jr.
                                Trustee



                                /s/ Richard E. Marriott
                                --------------------------------------------
                                Richard E. Marriott
                                Trustee



                                /s/ Stephen G. Marriott
                                --------------------------------------------
                                Stephen G. Marriott
                                Trustee



Reviewed and Authorized on

this 16th day of March, 2009:


/s/ Bancroft S. Gordon
-----------------------------
Bancroft S. Gordon
Vice President
Senior Counsel & Corporate Secretary
Marriott International, Inc.
                                          Credit Suisse Securities (USA) LLC
                                          Acknowledged and Agreed
                                          this 18th day of March, 2009:
                                          Credit Suisse Securities (USA) LLC


                                          /s/ Peter P. Jenkins
                                          ------------------------------------
                                          Peter P. Jenkins
                                          Director
                                          Credit Suisse Securities (USA) LLC

                                                                       EXHIBIT A


                           SHARE TRADING INSTRUCTIONS

         Please be advised that the Client is hereby instructing CSSU and CSSU Representative, Robert Black, to execute transactions of Marriott International, Inc. common stock in our CSSU account as set forth below. Capitalized terms used but not defined in this Exhibit A have the meaning given in the Plan.

         This Plan shall be in effect from March 16, 2009 (the "Execution Date"), until the earlier of (i) the sale of all the shares listed below; (ii) October 31, 2015; or (iii) the termination of the Plan, as described in Section
16. The Plan represents the sale of no more than 9,300,000 shares, which should be sold pursuant to the following instructions:

         The Sell Period (the "Period") is the period beginning on the first trading day of each month listed in the chart below and ending on the last trading day of month prior to the beginning of the next Period listed in the chart below, except that the last trading day for the final Period shall be October 31, 2015. CSSU shall sell up to the stated number of Shares at the respective limit prices. Any such Shares not sold in any Period shall be carried over into subsequent Periods at the new limit price, and the additional Shares shall be reset for sale by CSSU at the commencement of each subsequent Period while the Plan is in effect, subject to the volume restrictions set forth in
Section 8(i) of the Plan.


           ------------------------------ -------------------- -----------------------------------------------------------
                    SELL PERIOD             NET LIMIT PRICE                              SHARES
           ------------------------------ --------------------
                                                               ----------- ---- ------------------------------------------
                               May  2009         20.00            150,000       Possible Total Shares: 150,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                          September 2009         22.00            150,000       Possible Total Shares: 300,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                           December 2009         24.00            250,000       Possible Total Shares: 550,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                              March 2010         26.00            250,000       Possible Total Shares: 800,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                               June 2010         28.00            250,000       Possible Total Shares: 1,050,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                          September 2010         30.00            250,000       Possible Total Shares: 1,300,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                           December 2010         32.00            250,000       Possible Total Shares: 1,550,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                              March 2011         34.00            250,000       Possible Total Shares: 1,800,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                               June 2011         36.00            250,000       Possible Total Shares: 2,050,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                          September 2011         38.00            250,000       Possible Total Shares: 2,300,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                           December 2011         39.00            250,000       Possible Total Shares: 2,550,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                              March 2012         40.00            250,000       Possible Total Shares: 2,800,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                              June  2012         41.00            250,000       Possible Total Shares: 3,050,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                          September 2012         42.00            250,000       Possible Total Shares: 3,300,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                           December 2012         43.00            500,000       Possible Total Shares: 3,800,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                              March 2013         44.00            500,000       Possible Total Shares: 4,300,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                               June 2013         45.00            500,000       Possible Total Shares: 4,800,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                          September 2013         46.00            500,000       Possible Total Shares: 5,300,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                           December 2013         47.00            500,000       Possible Total Shares: 5,800,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                              March 2014         48.00            500,000       Possible Total Shares: 6,300,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                               June 2014         49.00            500,000       Possible Total Shares: 6,800,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                          September 2014         50.00            500,000       Possible Total Shares: 7,300,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                           December 2014         51.00            500,000       Possible Total Shares: 7,800,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                              March 2015         52.00            500,000       Possible Total Shares: 8,300,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                               June 2015         53.00            500,000       Possible Total Shares: 8,800,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------
                          September 2015         54.00            500,000       Possible Total Shares: 9,300,000
           ------------------------------ -------------------- ----------- ---- ------------------------------------------

Client understands and agrees it will not have the ability to exercise any influence with regard to how, when or whether Shares are sold. The manner of sale is at the discretion of CSSU in an effort to provide higher net price execution for the Client, subject to the manner of sale requirements of Rule 144(f), based on the amount of Shares for sale and market conditions. All transaction dates, limit prices, and amounts are based on the chart above and the following manner of sale methods will generally apply:

         1. Sell Shares at or above the applicable net limit price during each Period, at a commission of $0.04 per Share; and/or

         2. Sell Shares through a "Principal Net Bid With Upside" block transaction during each Period. A block sale discount of no greater than 2% of the last quoted bid price and a net price to the Client equal to at least the applicable net limit price indicated in the above table will apply. The Client's sale price shall be no worse than the 2% discount, and CSSU will improve the Client's sale price by sharing at least 10% of any trading profits realized on the day of the block transaction. By law, CSSU may not share trading profits beyond the trade date. CSSU assumes all downside risk below the 2% discount.